

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 9, 2007

G. George Lu, CEO
2020 Chinacap Acquirco, Inc.
221 Boston Post Road East
Marlborough, MA 01752

> **RE:** **2020 Chinacap Acquico, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-142255**
> **Filed July 6, 2007**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We do not believe that the company has responded sufficiently to our prior comments three and four from our letter dated May 21, 2007. Accordingly, we reissue that comment. Our prior comments were:

    a. Please tell us the factors you considered in determining to value this offering at $60,000,000. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Does the company expect to obtain additional funding through other financing arrangements to acquire a target? If so, please explain. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals. We may have further comment.

b. With respect to the foregoing comment, we note that the company has partially anticipated this comment in its page 15 risk factor "Our determination of the offering price of our units …" In crafting your response, please provide more analysis of both your potential target size and potential competition.

2. Please clarify whether the company may consummate any form of transaction which would not require the presentation of operating results under Regulation S-X. In this regard we note your use of "may be required" in your page 35 risk factor. Please revise to disclose what types of transactions would not require financial statements and clarify whether the company will consider such transactions.

3. We note that the company has added disclosure in response to our prior comments six and seven from our letter dated May 21, 2007. However, while this disclosure is limiting, it still provides management with substantial discretion with respect to the determination of "principal operations" and the potential to "benefit from establishing operations in China." Please revise your disclosure to clarify the degree of management subjectivity associated with these determinations.

4. We note your responses to our prior comments ten through twelve from our letter dated May 21, 2007, and your continued inclusion of the insider warrants in the registration statement. Please revise your disclosure to:

a. Disclose that the selling security-holders may be deemed underwriters with respect to any warrants sold;

b. Clarify whether the escrow provisions may be waived, and clarify whether the escrow agreement makes the public shareholders a third party beneficiary to the agreement;

    c. Clarify, in light of your page 73 disclosure that Win Wide's ("Win") initial capitalization was less than $100,000, how Win will finance its $1.5 million purchase of your warrants; and,

    d. In light of the purchaser's potential ability to control the issuer, and the fluidity associated with SPACs, clarify your disclosure to indicate that Win is irrevocably bound to purchase these warrants under the agreement as currently filed.

5.   Please clarify whether all of the U.S. shareholders in Win are accredited investors within the meaning of the federal securities laws.

6.   We note the statement on the cover page that the company was established "to be a public acquisition company formed for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, an operating business …." In the prospectus, please discuss whether "similar business combination" would include acquiring control of a Chinese company through contractual arrangements. In this regard, please discuss whether the company would pursue acquisitions of businesses in China in which direct foreign investment is restricted. Please add any related risk factors.

Prospectus Summary, page 1

7.   In the summary, please include a more balanced presentation of the business conditions in China. For example, please discuss any restrictions of foreign ownership of Chinese companies.

Risk Factors, page 15

8.   Please revise your page 15 risk factor "If we are forced to liquidate before a business combination …" to improve its readability. In this respect the second sentence is particularly hard to digest.

9.   Please revise the page 23 risk factor "The fact that we will proceed with the business combination …" to specifically state that your higher conversion threshold will "make it easier for [you] to receive stockholder approval for a business combination" over shareholder objections/dissent.

Use of Proceeds, page 38

10.   Please disclose the amount of legal fees payable to Seyfarth Shaw LLP which
        have been deferred. Also, please provide the disclosure requested by Item 509 of
        Regulation S-K.

Proposed Business, page 47

11.   We note that the company has deleted its "Strategy" section in response to our
        prior comment 37. However, our prior comment asked for a more detailed
        discussion of your strategy. Please revise to address the types of companies that
        you will target, the attributes you expect them to have, the metrics you will use,
        etc.

12.   Please revise to indicate whether you will invest alongside any other entities, such
        as private equity firms. In addition, clarify whether you will invest alongside any
        entities affiliated with your current management and board of directors.

Conflicts of Interest, page 67

13.   We note the company's revised disclosure in response to our prior comment 39
        from our letter dated May 21, 2007. However, we do not believe your disclosure
        has addressed that comment in its entirety. Please revise to clarify how these
        conflicts will be resolved. In addition, revise to clarify the practical implications
        of your page 69 disclosure that your management has "agreed until the earliest of
        a business combination, our liquidation or such time as he or she ceases to be an
        officer, to present to our company for our consideration, prior to presentation to
        any other entity, any business opportunity which may reasonably be required to
        be presented to us under Delaware law, subject to any pre-existing fiduciary or
        contractual obligations he or she might have."

Principal Stockholders, page 70

14.   We were unable to locate the entirety of your response to our prior comment 41.
        Accordingly, we partially reissue that comment. Please clarify how the
        ownership structure of 2020 International Capital Group Limited impacts the
        restrictive terms of your offering and the related agreements. In this regard,
        please direct us to your revised disclosure indicating that these terms would apply
        to 2020 International Capital Group Limited.

15.   Please advise us of who the beneficiaries of the trust referenced on page 70 are.

Part II

Item 15. Recent Sales of Unregistered Securities

16.   We note that the company claims the exemption in Regulation S. Please briefly
        discuss the facts relied upon to make this exemption available. See Item 701(d)
        of Regulation S-K. In addition, please discuss whether 2020 Strategic
        Investments, LLC was formed for the purpose of investing in 2020 ChinaCap
        Acquirco Inc. If yes, please disclose the number of investors and describe
        whether the investors are accredited under Rule 501 of Regulation D.

Exhibits

Exhibit 4.4

17.   Please revise your warrant certificate to indicate that the warrant is not exercisable
        absent an effective registration statement and that, while you are obligated to use
        your best efforts to ensure one, there is no guarantee that the warrant holder will
        be able to exercise his, her, or its, warrant, in which case the warrant may expire
        worthless. In addition, please revise to clarify whether you will call the warrant
        absent an effective registration statement. Alternatively, advise why such
        revisions are not necessary.

18.   Please file executed copies of agreements wherever possible, e.g. Exhibit 10.16.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Michael Blount
        312-460-7000 (facsimile)